EXHIBIT 3

TERMINATION AGREEMENT AND RELEASE

This TERMINATION AGREEMENT AND RELEASE dated as of May 15, 2000 (this "Agreement") is made and entered into by and among Corel Corporation, a corporation continued under the laws of Canada ("Corel"), Carleton Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Corel ("Sub"), and Inprise Corporation, a Delaware corporation ("Inprise"). Corel, Sub and Inprise are collectively referred to herein as the "Parties" and each individually as a "Party."

WHEREAS, the Parties entered into a Merger Agreement dated as of February 6, 2000 (the "Merger Agreement"; all capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement) pursuant to which, subject to the terms and conditions stated therein, Sub was to merge with and into Inprise and Inprise was to continue as the surviving corporation and a wholly-owned subsidiary of Corel;

WHEREAS, contemporaneously with execution of the Merger Agreement, Corel and Inprise entered into (i) a Stock Option Agreement pursuant to which Corel granted to Inprise an option to acquire up to 13,000,000 common shares of Corel and (ii) a Stock Option Agreement pursuant to which Inprise granted to Corel an option to acquire up to 12,000,000 shares of Inprise common stock (collectively, the "Stock Option Agreements");

WHEREAS, the Parties have determined to terminate each of the Merger Agreement and the Stock Option Agreements as provided herein and release each other from all duties, rights, claims, obligations and liabilities arising from, in connection with, or relating to, the Merger Agreement and the Stock Option Agreements, all as provided herein;

WHEREAS, Corel and Inprise wish to continue in effect, and extend certain terms of, that certain Confidentiality Agreement entered into by such Parties on January 11, 2000 (the "Confidentiality Agreement");

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Section 1. Termination of Merger Agreement., The Parties agree that, effective immediately, (i) the Merger Agreement (including Sections 5.06 and 6.12 thereof) is hereby terminated pursuant to Section 8.01(a) of the Merger Agreement, and (ii) the Stock Option Agreements are hereby terminated, and none of such agreements will be of any further force or effect as of the date hereof.

Section 2. Release of Inprise by Corel and Sub. Corel and Sub do hereby unequivocally release and discharge Inprise and any of its officers, directors, agents, managers, employees, representatives, legal and financial advisors, parents, subsidiaries, affiliates, principals or partners, and any heirs, executors, administrators, successors or assigns of any said person or entity (the "Inprise Releasees"), from any and all actions, causes of action, choses in action, cases, claims, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, injuries, harms, damages, judgments, remedies, extents, executions, demands, liens and liabilities whatsoever, in law, equity or otherwise (together, "Actions"), arising under, in connection with or relating to the Merger Agreement and the Stock Option Agreements or the transactions contemplated thereby, or any action or failure to act under the Merger Agreement, the Stock Option Agreements or in connection therewith, or in connection with the events leading to the abandonment of the Merger and the termination of the Merger Agreement and the Stock Option Agreements, which have been asserted against the Inprise Releasees or which, whether currently known or unknown, Corel or Sub, or any successors or assigns of any said entities, ever could have asserted or ever could assert, in any capacity, against the Inprise Releasees, relating to any claims, or any transactions and occurrences from any time in connection with the foregoing; provided, however, the Inprise Releasees are not released from any Actions which may arise (i) under this Agreement or (ii) under the Confidentiality Agreement.

Section 3. Release of Corel and Sub by Inprise. Inprise does hereby unequivocally release and discharge Corel and Sub and any of their respective officers, directors, agents, managers, employees, representatives, legal and financial advisors, parents, subsidiaries, affiliates, principals or partners, and any heirs, executors, administrators, successors or assigns of any said person or entity (the "Corel Releasees"), from any and all Actions arising under, in connection with or relating to the Merger Agreement and the Stock Option Agreements or the transactions contemplated thereby, or any action or failure to act under the Merger Agreement, the Stock Option Agreements or in connection therewith, or in connection with the events leading to the abandonment of the Merger and the termination of the Merger Agreement and the Stock Option Agreements which have been asserted against the Corel Releasees or which, whether currently known or unknown, Inprise, or any successors or assigns of any said entity, ever could have asserted or ever could assert, in any capacity, against the Corel Releasees, relating to any claims, or any transactions and occurrences from any time in connection with the foregoing; provided, however, the Corel Releasees are not released from any Actions which may arise (i) under this Agreement or (ii) under the Confidentiality Agreement.

Section 4. Confidentiality Agreement. Corel and Inprise hereby agree that the Confidentiality Agreement shall continue in full force and effect from the date hereof until expiration of the Confidentiality Agreement pursuant to its terms, except as set forth below:

(a) The provisions contained in Section 4 of the Confidentiality Agreement (No Solicitation of Employees) shall continue in full force and effect from the date hereof until the first anniversary of such date;

(b) The provisions contained in Section 2 of the Confidentiality Agreement (Confidentiality and Use of Evaluation Material) shall continue in full force and effect indefinitely.

(c) As of the date hereof, each of the Parties is deemed to provide a demand to the other, pursuant to Section 6 of the Confidentiality Agreement, for the return or destruction of the Evaluation Material (as defined therein) and all copies thereof.

Section 5. Publicity. Attached hereto as Exhibits A and B are the respective forms of press release to be issued by Corel and Inprise on signing of this Agreement with respect to this Agreement and the termination of the Merger Agreement and the Stock Option Agreements.

Section 6. Representations of the Parties. Each Party represents to the other Party that: (a) it is duly organized and validly existing under the laws of the jurisdiction of its incorporation and in good standing; (b) it has power to execute and perform its obligations under this Agreement and has taken all necessary action to authorize such execution, delivery and performance; (c) such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its charter or bylaws, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets; (d) all governmental and other consents that are required to have been obtained by it with respect to this Agreement have been obtained and are in full force and effect and all conditions of any such consents have been complied with; (e) its obligations under this Agreement constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms; and (f) except with respect to the options granted pursuant to the Stock Option Agreements being cancelled hereby, it beneficially owns no shares of any other Party (except that Corel owns shares of Sub).

Section 7. Reimbursement of Certain Expenses. Concurrently with the execution and delivery of this Agreement, Corel shall pay, by wire transfer or certified check, to Inprise $226,244, which represents payment for Corel's 50% share of the fees and expenses of a consulting firm jointly engaged by Inprise and Corel (the "Consulting Firm"), less Inprise's 50% share of HSR filing fees and SEC registration fees incurred by Corel in connection with the transactions contemplated by the Merger Agreement. Inprise covenants to promptly reimburse Corel for 50% of the amounts due to the financial printer in connection with the typesetting of the Form S-4 Registration Statement prepared in connection with the Merger Agreement and Corel covenants to promptly reimburse Inprise for 50% of any amounts incurred through May 4, 2000 not yet billed by the Consulting Firm, in each case, upon presentation of appropriate invoices.

Section 8. Waiver. Any term of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by any laws or otherwise afforded, will be cumulative and not alternative.

Section 9. Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party hereto.

Section 10. No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Party hereto and any attempt to do so will be void, except for assignments and transfers by operation of any laws. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns.

Section 11. Entire Agreement. This Agreement supercedes all prior discussions, representations, warranties and agreements, both written and oral, among the Parties with respect to the subject matter hereof, other than the Confidentiality Agreement in accordance with its terms, and contains, together with the Confidentiality Agreement, the sole and entire agreement among the Parties with respect to the subject matter hereof. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action, suit or other proceeding involving this Agreement.

Section 12. Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 13. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future laws, and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Notwithstanding anything in this Agreement to the contrary, if for any reason any of the releases contained in Sections 2 or 3 hereof are avoided, nullified or otherwise rendered ineffective, then all releases in Section 2 or 3 hereof shall be rendered invalid and unenforceable and this Agreement shall be automatically reformed to delete Sections 2 and 3 herefrom.

Section 14. Injunctive Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached and that money damages would not be an adequate remedy for any breach of this Agreement. It is accordingly agreed that in any proceeding seeking specific performance each of the Parties will waive the defense of adequacy of a remedy at law. Each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 15. Governing Law. Except to the extent that the laws of the State of Delaware are mandatorily applicable to this Agreement, this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

Section 16. Jurisdiction. Each of the Parties irrevocably agrees that any action, suit, claim or other legal proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other Party or its successors or assigns shall be brought and determined in any federal court located in the County of New York in the State of New York or the County of New Castle in the State of Delaware or the courts of the State of New York located in the County of New York or the State of Delaware located in the County of New Castle (or any appeals courts thereof). The foregoing New York Courts are hereinafter referred to as the "New York Courts" and the foregoing Delaware Courts are hereinafter referred to as the "Delaware Courts." Each of the Parties irrevocably submits with regard to any such proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the Parties irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than failure to serve process in accordance with Section 17 hereof, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment before judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, that (i) the proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Notwithstanding the foregoing, each of the Parties agrees that each of the other Parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the aforesaid New York Courts or the Delaware Courts in any other court or jurisdiction.

Section 17. Service of Process. Each of the Parties hereby designates each of the New York City and Wilmington, Delaware offices of CT Corporation as its respective agent for service of process in the State of New York and the State of Delaware, respectively, solely with respect to any dispute or controversy arising out of this Agreement, and service upon a Party for such purposes shall be deemed to be effective upon service on CT Corporation, as aforesaid or of its successor designated in accordance with the following sentence in the appropriate State. A Party may designate another corporate agent or law firm reasonably acceptable to each of the other parties and located in the Borough of Manhattan, in the City of New York, or in the County of New Castle in the State of Delaware, as applicable, as successor agent for service of process upon 30 days' prior written notice to each other Party.

Section 18. Waiver of Trial by Jury. Each of the Parties acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any right such party may have to a trial by jury in respect of any action, suit, claim or other proceeding directly or indirectly arising out of or relating to this Agreement. Each Party certifies and acknowledges that (i) no representative of such Party has been authorized by such Party to represent or, to the knowledge or such Party, has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such Party understands and has considered the implications of this waiver, (iii) each such Party makes this waiver voluntarily and (iv) each such Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 18.

Section 19. Execution. This Agreement may be executed by facsimile signatures by any Party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

Section 20. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officers thereunto duly authorized and its corporate seal to be affixed as of the date first written above.

COREL CORPORATION

By: /s/ Michael Cowpland

Name: Michael Cowpland

Title: President and CEO

By: /s/ Eric J. Smith

Name: Eric J. Smith

Title: Secretary

CARLETON ACQUISITION CO.

By: /s/ Michael Cowpland

Name: Micheal Cowpland

Title: President and CEO

By: /s/ Eric J. Smith

Name: Eric J. Smith

Title: Secretary

INPRISE CORPORATION

By: /s/ Dale Fuller

Name: Dale Fuller

Title: Interim President and Chief Executive Officer

EXHIBIT A

COREL PRESS RELEASE

For Immediate Release

Corel and Inprise/Borland terminate proposed merger agreement

Ottawa, Canada - May 16, 2000 - Corel Corporation (NASDAQ: CORL, TSE: COR) today announced that its merger agreement with Inprise/Borland has been terminated by mutual agreement of the two companies without payment of any termination fees. The reciprocal stock option agreements have also been terminated. In anticipation of the merger agreement, Corel and Inprise/Borland entered into a confidentiality agreement that included a standard three-year standstill covenant. That agreement remains in effect.

Because of significant changes since the merger was agreed to more than three months ago, Corel has concluded that it is in its best interest to terminate the agreement at this time. Corel and Inprise/Borland are parting on amicable terms and will continue to pursue opportunities for ongoing partnerships.

"Although we are disappointed the merger didn't proceed as planned, it hasn't changed our strategic focus," said Dr. Michael Cowpland, president and chief executive officer of Corel Corporation. "Together with our industry partners, we will continue to deliver open-standard, cross-compatible, multiple platform solutions that will increasingly leverage the power of the Web."

Corel disclosed in its most recent quarterly filing with the United States Securities and Exchange Commission its then current expectations for its financial results and its cash position for the following two quarters in the event the merger did not occur, other sources of financing were not secured, and/or its results of operations did not improve. With the termination of the merger agreement, Corel is now able to fully evaluate offers of alternative financing it has recently received. Corel is also completing plans to re-align its cost structure to support current revenue expectations and its long-term strategic goals. With this plan, Corel expects to achieve cost-savings of approximately US $40 million on an annualized basis.

Officials from Corel will hold a teleconference today at 10:30 a.m. (EST) to provide further information to media, industry and financial analysts on this recent development and Corel's plans to address its financial position. Media and analysts from North America wishing to participate can call 1-800-736-2740 approximately 10 minutes prior to the start of the teleconference. International media can call 1-847-619-6445. A replay will be available for 24 hours after the teleconference. The instant replay number is 416-695-5800 and the pass code access number is 473246. Following the teleconference, a press conference will be held for local media at 12 p.m. at Corel's headquarters at 1600 Carling Avenue.

Investors will have the opportunity to listen to the teleconference over the Internet through Investor Broadcast Networks' Vcall website, located at http://www.vcall.com. Please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

Corel Corporation

Corel Corporation is an internationally recognized developer of award-winning business productivity, graphics and operating system solutions on the Windows®, Linux®, UNIX®, Macintosh® and Java&trade platforms. Corel also develops market-leading, Web-based solutions including applications, content, e-commerce and online services. For access to these services and more information go to www.corel.com or www.corelcity.com. Corel is headquartered in Ottawa, Canada. Corel's common stock trades on the NASDAQ Stock Market under the symbol CORL and on the Toronto Stock Exchange under the symbol COR.

This press release contains statements that are forward looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These statements are based on current expectations that are subject to risks and uncertainties. Actual results will differ due to factors such as shifts in customer demand, product shipment schedules, product mix, competitive products and pricing, technological shifts and other variables. Readers are referred to Corel's most recent reports filed with the Securities and Exchange Commission.

Corel and the Go further logo are trademarks or registered trademarks of Corel Corporation or Corel Corporation Limited. Linux is a registered trademark of Linus Torvalds. All other products, fonts, company names and logos are trademarks or registered trademarks of their respective owners.

Corel Press Contacts:

Catherine Hughes (Canada)

(613) 728-0826 ext.

catherineh@corel.ca

Susan Gauthier (U.S.)

(613) 728-0826 ext.

susang@corel.ca

EXHIBIT B

INPRISE PRESS RELEASE

'

For Immediate Release

INPRISE/BORLAND AND COREL TERMINATE PROPOSED MERGER

Inprise/Borland to Continue to Pursue Increasingly Successful Internet Strategy

SCOTTS VALLEY, Calif., -- May 16, 2000-- Inprise/Borland Corporation (Nasdaq: INPR) today announced that its merger agreement with Corel Corporation (Nasdaq: CORL, TSE: COR) has been terminated by mutual agreement of the two companies without payment of any termination fees. The reciprocal stock option agreements have also been terminated.

Dale Fuller, Inprise/Borland interim president and CEO said, "Much has changed since the merger was agreed to more than three months ago, and our board concluded that it would be best to cancel the merger on an amicable basis."

Commenting on Inprise/Borland's future, Fuller said, "Inprise/Borland is well positioned today with improving operating results and substantial liquid assets. Future operations will continue to follow our increasingly successful strategy of creating solutions that enable companies to move their businesses to the Internet. We will create the tools necessary to leverage new platforms for Linux, Solaris, and Windows 2000, and provide superior services to Application Service Providers. In addition, Inprise/Borland will continue to invest in companies and technologies that complement this strategy."

In January of 2000, Inprise/Borland and Corel entered into a confidentiality agreement that included a standard three-year standstill covenant. That agreement remains in effect.

About Inprise/Borland Corporation Inprise/Borland is a leading provider of Internet access infrastructure and application development tool and services for all major platforms, including Linux, Solaris and Windows. Founded in 1983, Inprise/Borland is headquartered in the Silicon Valley, California, with operations worldwide. To learn more, visit Inprise/Borland at http://www.borland.com/, and the community site at community.borland.com or call the company at (800) 632-2864.